UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GreenLight Biosciences Holdings, PBC

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536G 105

(CUSIP Number)

Ramsay Ravenel

The Jeremy and Hannelore Grantham Environmental Trust

53 State Street, 33rd Floor

Boston, MA 02109

(617) 880-8941

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39536G 105	Page 2 of 5

(1)	Names of reporting persons The Jeremy and Hannelore Grantham Environmental Trust
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Massachusetts
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 0
	(9)	Sole dispositive power
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0%(1)
(14)	Type of reporting person (see instructions) OO

(1)

Based on 151,681,314 shares of the common stock, par value $0.0001 per share (the “Common Stock”) of GreenLight Biosciences Holdings, PBC (the “Issuer”) reported outstanding as of May 8, 2023 in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2023.

CUSIP No. 39536G 105	Page 3 of 5

(1)	Names of reporting persons Neglected Climate Opportunities LLC
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 0
	(9)	Sole dispositive power
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0%(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 151,681,314 shares of the Common Stock reported outstanding as of May 8, 2023 in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2023.

CUSIP No. 39536G 105	Page 4 of 5

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 7, 2023 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Stock. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On July 24, 2023, pursuant to that certain Agreement and Plan of Merger, dated May 29, 2023 (the “Merger Agreement”), by and among the Issuer, SW ParentCo, Inc., a Delaware corporation (“Parent”), and SW MergerCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent.

Immediately prior to the effective time of the Merger, pursuant to the Contribution and Exchange Agreement, the Reporting Persons contributed 4,041,280 of their shares of Common Stock to Parent in exchange for shares of Series A-2 Preferred Stock, par value $0.001 per share, of Parent. In addition, The Jeremy and Hannelore Grantham Environmental Trust had held 6,241 shares of Class A Common Stock that were inadvertently excluded from the Original Schedule 13D. Those 6,241 shares of Class A Common Stock were tendered in the Offer for $0.30 per share of Class A Common Stock and acquired by Merger Sub on July 20, 2023.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement and the information included in Item 4 of this statement is incorporated by reference in its entirety into this Item 5.

(a), (b), This Amendment is being filed on behalf of the Reporting Persons to report that, as of July 24, 2023, the Reporting Persons do not beneficially own any shares of Common Stock.

(c) Except as reported herein, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule A hereto, have effected transactions in the Common Stock during the past sixty days.

(d) No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock held by the Reporting Persons.

(e) July 24, 2023.

CUSIP No. 39536G 105	Page 5 of 5

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: July 26, 2023

The Jeremy and Hannelore Grantham Environmental Trust

By:	/s/ Ramsay Ravenel
Name: Ramsay Ravenel
Title: Trustee

Neglected Climate Opportunities LLC

By:	/s/ Ramsay Ravenel
Name: Ramsay Ravenel
Title: Manager